July 3, 2025

Edward McGee
Chief Financial Officer
Grayscale Solana Trust (SOL)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

       Re: Grayscale Solana Trust (SOL)
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 13, 2025
           File No. 333-286374
Dear Edward McGee:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
2. You state that the Trust's investment objective is for the value of the Shares to reflect the value of SOL held by the Trust, less the Trust's expenses and other liabilities. To the extent you implement a staking program, please revise to clarify whether earning rewards by staking a portion of your SOL is part of your investment objective.
Prospectus Summary
Trust Overview, page 1

3. You state here that SOL has a circulating supply of approximately 513 million coins as of March 31, 2025. You also include other disclosure here and elsewhere in the
 July 3, 2025
Page 2

       prospectus as of March 31, 2025. Please revise to update this information as of June
       30, 2025, or the most recent practicable date.
Staking Arrangements and Provider-Facilitated Staking Model, page 3

4. You state that the Sponsor anticipates that it will engage in staking with respect to all of the Trust's SOL at all times, except, among other things, as necessary to satisfy existing and reasonably foreseen potential redemption requests. Please revise to disclose the percentage of the Trust's SOL that you expect to stake.
5. You state here that periodically the Trust may distribute SOL received as Staking
       Consideration to the Trust's beneficiaries or sell that SOL for cash and distribute the proceeds to the Trust's beneficiaries. In an appropriate section of the prospectus, please revise to disclose any policies of the Trust or the Sponsor that inform whether and when to make such distributions to the Trust's beneficiaries.
Risk Factors
Validators may suffer losses due to Staking..., page 23

6. We note your disclosure that "[c]urrently on the Solana Network, slashing generally operates by social consensus, rather than being automatically applied by the protocol's code." Please expand this risk factor to disclose the frequency or extent to which slashing penalties have been imposed on the Solana Network (e.g., by social consensus or otherwise), and make corresponding revisions to your related disclosure at pages 53 and 105.
7. You disclose that depending on demand, un-staking can take between one to several
       "epochs" to complete and that an "epoch" is approximately two days long on the
       Solana Network. In an appropriate section of the prospectus, please revise to describe in greater detail the time it takes to un-stake SOL, and consider providing quantitative, illustrative examples of the factors that may result in shorter or longer un-staking periods on the Solana Network.
Possible illiquid markets may exacerbate losses or increase..., page 32

8. To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the SOL market.
Staked SOL tokens will be inaccessible for a variable period of time..., page
53

9. We note your disclosure that staked SOL tokens will be inaccessible for a variable period of time, which could result in certain liquidity risk to the Trust. In an appropriate section of the prospectus, please revise to disclose the material terms of any policies, procedures and agreements you have in place to manage liquidity in connection with Redemption Orders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Review of Financial Results, page 61

10. Please revise your next amendment to include a discussion of results of operations for the year ended December 31, 2024 as compared to the year ended December
31,
       2023. Refer to Item 303(b)(2) of Regulation S-K.
 July 3, 2025
Page 3

Business
Overview of the SOL Industry and Market, page 69

11. Please revise to add a discussion of the SOL spot markets and SOL futures markets.
Description of the Shares
Staking, page 104

12. Please disclose whether any parties other than the Trust and the Staking Provider (e.g., the Sponsor, the Custodian, etc.) will be entitled to receive any portion of the Staking
       Consideration. If so, please revise to provide an estimate of such respective amounts, or explain how they will be determined. Please also disclose the percentage of the
       Staking Consideration payable to the Staking Provider, once known. Material U.S. Federal Income Tax Consequences
Tax Treatment of the Trust, page 114

13. Please revise to clarify, if accurate, that counsel's opinion regarding grantor trust status is currently based on the assumption that the Trust has not implemented a staking program.
Experts, page 125

14. We note your disclosure that you dismissed Marcum LLP as your independent registered public accounting firm on March 8, 2024. Please revise your filing to include all of the disclosures required by Item 304 of Regulation S-K. Exhibits

15. We note that Exhibits 10.9 and 10.10 appear to contain redactions. Please revise your exhibit index to disclose that these exhibits contain redactions, or advise otherwise.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 3, 2025
Page 4

       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Daniel P. Gibbons